March 29, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Armlogi Holding Corp.
Withdrawal of Acceleration Request Registration Statement on Form S-1, as amended Initially Filed on September 25, 2023 File No. 333-274667

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 27, 2024, in which we, as lead underwriter of Armlogi Holding Corp.’s proposed public offering, joined Armlogi Holding Corp.’s request for acceleration of the effective date of the above-referenced Registration Statement at 4:00 p.m. ET on March 29, 2024. Armlogi Holding Corp. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer